FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from June 1, 2017 to June 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 13, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from June 1, 2017 to June 30, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on July 13, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

			as of June 30, 2017
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2017) (Period of repurchase: from May 17, 2017 to March 30, 2018)		100,000,000	80,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—
Total	—	0	0
Aggregate shares repurchased as of the end of this reporting month		0	0
Progress of share repurchase (%)		0.0	0.0

2.	Status of disposition

as of June 30, 2017
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date) June 1 June 2 June 5 June 6 June 7 June 8 June 9 June 12 June 13 June 14 June 15 June 16 June 19 June 20 June 21 June 22 June 23 June 26 June 27 June 28 June 29 June 30	256,400 94,200 80,200 322,300 165,800 87,600 197,400 29,300 277,600 41,800 22,300 49,100 27,600 114,800 25,800 211,800 46,900 43,800 514,200 43,600 33,900 45,800	5,366,400 3,894,200 1,148,200 916,300 935,800 87,600 2,859,400 1,448,300 2,642,600 5,395,800 1,265,300 4,495,100 2,813,600 4,967,800 1,864,800 1,630,800 46,900 1,462,800 1,583,200 43,600 33,900 45,800
Subtotal	—	2,732,200	44,948,200
Total	—	2,732,200	44,948,200

3.	Status of shares held in treasury

as of June 30, 2017
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	274,704,107